UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

B/E AEROSPACE, INC.
(Exact name of registrant as specified in charter)

Delaware	0-18348	06-1209796
(State or other	(Commission File Number)	(I.R.S. Employer
jurisdiction of incorporation)		Identification No.)

1400 Corporate Center Way, Wellington, Florida	33414-2105
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (561) 791-5000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure.

B/E Aerospace, Inc. (the “Company”) has determined that certain “conflict minerals,” as defined in paragraph (d)(3) of Item 1.01 of Form SD, are necessary to the functionality or production of certain products manufactured by the Company or contracted by the Company to be manufactured.  As such, the Company conducted a reasonable country of origin inquiry in good faith that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (an “adjoining country”, and together with the Democratic Republic of the Congo, the “Covered Countries”).

Based on its reasonable country of origin inquiry, the Company has determined that it has no reason to believe that its necessary conflict minerals may have originated in the Covered Countries.

The Company’s reasonable country of origin inquiry consisted of developing a survey for its suppliers based on the standardised EICC-GeSI conflict minerals reporting template designed to determine: (1) whether conflict minerals are used in a supplier’s goods and the identification of such goods; (2) whether conflict minerals are necessary to the functionality or production of such goods; (3) whether such conflict minerals come from recyclers or scrap suppliers; (4) the country of origin of such conflict minerals; and (5) a general understanding of the policies, procedures and other measures that a supplier has in place to verify whether or not its goods are “DRC conflict” free or “DRC conflict undeterminable,” as those terms are defined in paragraphs (d)(4) and (5) of Item 1.01 of Form SD.  The Company distributed this survey to its applicable suppliers, and none of the surveyed suppliers indicated that they source any conflict minerals from the Covered Countries.  The determination and information described herein is available on the Company’s website at http://www.beaerospace.com/ under “Investors – Reports & SEC Filings.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

B/E AEROSPACE, INC.

By:	/s/	Thomas P. McCaffrey
	Name:	Thomas P. McCaffrey
	Title:	Senior Vice President
and Chief Financial Officer

Date:  May 31, 2014